SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 6, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Notice Regarding the Annual General Meeting of Shareholders to be held on October 26, 2006: Position Statements

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE
REGARDING THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 26, 2006: POSITION STATEMENTS

October 6, 2006

        Notice is hereby given that shareholders wishing to express their position on an agenda item for this Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o the Joint Company Secretary, at 8 Ha’amal Street, Rosh Ha’ayin Israel 48103. Any Position Statement received will be made available on the websites www.magna.isa.gov.il or www.maya.tase.co.il., and under cover of Form 6-K filed electronically with the US Securities and Exchange Commission by means of EDGAR.

        Position Statements should be submitted to the Company no later than October 16, 2006.

        Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

PARTNER COMMUNICATIONS COMPANY LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: October 6, 2006